Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-127532

Prospectus Supplement No. 3 dated October 25, 2006
To Prospectus dated August 10, 2006

SYNTHETIC BLOOD INTERNATIONAL, INC.
Common Stock

The prospectus dated August 10, 2006, relates to the offer and sale, from time to time, of shares of our common stock by the selling security holders listed on page 24 of the prospectus, or their transferees. The selling security holders may sell up to 24,712,401 shares of our common stock, including the following.

—	Up to 4,552,182 shares of common stock underlying convertible debentures in the remaining aggregate principal amount of $405,642. The principal amount of the convertible debentures outstanding at any given time is convertible into our common stock at the option of the holders at the rate of $0.22 of principal per share. The convertible debentures, originally issued in July 2005 in the total principal amount of $1,849,998, are repaid in 33 equal monthly installments, which began November 11, 2005, and such payments may, at our election and subject to certain conditions, be made with our common stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for the common stock over the five trading days prior to the payment date.
—	Up to 8,456,053 shares issuable upon the exercise of common stock purchase warrants that have an exercise price of $0.242 per share and expire July 13, 2008.
—	Up to 2,266,666 shares issuable upon the exercise of common stock purchase warrants that have an exercise price of $0.47 per share and expire May 31, 2009.
—	Up to 437,500 shares issuable upon the exercise of common stock purchase warrants that have an exercise price of $0.275 per share and expire September 30, 2007.
—	Up to 9,000,000 shares issuable upon the exercise of common stock purchase warrants that have an exercise price of $0.275 per share and expire December 31, 2007.

The selling security holders may sell common stock from time to time at the prevailing market price or in negotiated transactions. The selling security holders may be deemed underwriters of the shares of common stock that they are offering.

Synthetic Blood will benefit from a conversion of the convertible debentures to equity. Synthetic Blood will receive the proceeds from exercise of warrants, if any are exercised. Synthetic Blood will not receive any proceeds or benefit from resale of the shares by the selling security holders.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “SYBD.” On October 23, 2006, the closing bid price for our common stock was $0.10 per share.

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See “Risk Factors” beginning on page 2 of the prospectus dated August 10, 2006, for information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice About Information Presented In This Supplement

—	This supplement may be used by the selling security holders to offer their shares only if accompanied by the prospectus dated August 10, 2006, Supplement No. 1 to the prospectus dated August 28, 2006, and Supplement No. 2 to the prospectus dated September 28, 2006.
—	This supplement provides information that supersedes, or is in addition to, information presented in the prospectus. If there is any difference between the information presented in this supplement and the information contained in the prospectus, you should rely on the information in this supplement.
—	You should rely only on the information provided in this supplement and the prospectus. We have not authorized anyone to provide you with different information.
—	We do not claim the information contained in this supplement or the accompanying prospectus is accurate as of any date other than the dates on their respective covers.

Forward-looking Statements

You should carefully consider the risk factors set forth in the prospectus, as well as the other information contained in this supplement and the prospectus. This supplement and the prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this supplement and the prospectus.

Selling Security Holders

Crescent International Ltd. acquired our convertible debenture in the principal amount of $399,999.60 in July 2005. We issued 1,696,493 shares of common stock to Crescent International on monthly payments and voluntary conversion of the convertible debenture, so that the remaining balance outstanding is $214,000. In addition, Crescent International holds a warrant to purchase up to 1,818,180 common shares at an exercise price of $0.242 per share that expires July 13, 2008.

Bristol Investment Fund, Ltd., acquired our convertible debenture in the principal amount of $592,856.55 in July 2005. We issued 3,491,229 shares of common stock to Bristol Investment Fund on monthly payments and voluntary conversion of the convertible debenture, so that the remaining balance outstanding is $102,285. In addition, Bristol Investment Fund holds a warrant to purchase up to 2,694,803 common shares at an exercise price of $0.242 per share that expires July 13, 2008.

Monthly payments of principal on the debentures total $29,785.69. Synthetic Blood may make monthly payments of principal with cash or with stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for our common stock over the five trading days prior to the payment date. We are required to give 45 days advance notice of the exercise of our election to use stock, which was given for the payments due in November and December 2006. At the time notice is given we are obligated to make advance payment of the monthly installment using the $0.22 per share payment rate, which means we issued a total of 135,391 additional shares to Crescent International and Bristol Investment Fund on each of the notices given in September and October 2006 for the payments due in November and December 2006. If 80 percent of the volume weighted average price for our common stock over the five trading days prior to the November and December payment dates is less than $0.22 per share, we are required to issue additional shares based on this lower price per share to make the monthly payment in full.

Assuming we continue to satisfy the conditions under the convertible debentures for using our common stock to pay the monthly installments, we expect we will continue to exercise our option each month to do so and apply our available cash to operations.